Exhibit (12)(b)

M&T Bank Corporation

Computations of Consolidated Ratios of Earnings to Fixed Charges

and Preferred Stock Dividends

(Dollars in thousands)

	Three Months Ended March 31			Year Ended December 31
	2012		2011	2011	2010	2009	2008		2007
Excluding interest on deposits

Fixed charges:
Interest expense (excluding interest on deposits)		$61,518	59,773	244,896	274,584	347,166	671,946		735,257
Interest factor within rent expense (a)		9,069	7,816	34,341	31,565	29,670	24,618		21,608
Preferred stock dividends		21,996	17,281	75,456	66,214	59,392	1,096		—

Total fixed charges		92,583	84,870	354,693	372,363	436,228	697,660		756,865

Earnings:
Income before income taxes		308,417	308,653	1,224,600	1,092,789	519,291	739,779		963,537
Fixed charges - including preferred stock dividends		92,583	84,870	354,693	372,363	436,228	697,660		756,865

Total earnings		$401,000	393,523	1,579,293	1,465,152	955,519	1,437,439		1,720,402

Ratio of earnings to fixed charges, excluding interest on deposits	x	4.33	4.64	4.45	3.93	2.19	2.06	*	2.27	*

Including interest on deposits

Fixed charges:
Interest expense		$93,706	98,679	402,331	462,269	669,449	1,337,795		1,694,576

Interest factor within rent expense (a)		9,069	7,816	34,341	31,565	29,670	24,618		21,608
Preferred stock dividends		21,996	17,281	75,456	66,214	59,392	1,096		—

Total fixed charges		124,771	123,776	512,128	560,048	758,511	1,363,509		1,716,184

Earnings:
Income before income taxes		308,417	308,653	1,224,600	1,092,789	519,291	739,779		963,537
Fixed charges - including preferred stock dividends		124,771	123,776	512,128	560,048	758,511	1,363,509		1,716,184

Total earnings		$433,188	432,429	1,736,728	1,652,837	1,277,802	2,103,288		2,679,721

Ratio of earnings to fixed charges, including interest on deposits	x	3.47	3.49	3.39	2.95	1.68	1.54	*	1.56	*

(a)	The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.

*	Prior to December 23, 2008, M&T Bank Corporation had no outstanding shares of preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2008 and 2007 are not different from the ratios of earnings to fixed charges for those periods.